SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

EQUITRANS MIDSTREAM CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	83-0516635
(State of Incorporation or Organization)	(IRS Employer Identification Number)

625 Liberty Avenue, Suite 2000 Pittsburgh, PA	15222
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:          ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:         ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.                                                         Description of Securities To Be Registered.

On November 13, 2018, the Board of Directors (the Board) of Equitrans Midstream Corporation (ETRN), a Pennsylvania corporation, declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock, without par value, of ETRN (ETRN Common Stock), and adopted a shareholder rights plan, as set forth in the Rights Agreement, dated as of November 13, 2018 (the Rights Agreement), by and between ETRN and American Stock Transfer & Trust Company, LLC, as rights agent. The dividend is payable on November 23, 2018 to ETRN shareholders of record as of the close of business on such date.

The Rights Agreement was adopted to assist the Board in managing the period immediately following the spinoff of ETRN by EQT Corporation (EQT), by protecting against creeping accumulations or other share acquisition activity that the Board believes would not be in the best interest of shareholders.  In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires 10% or more of the outstanding shares of ETRN Common Stock without the approval of the Board.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board.  The Rights Agreement is short-term and will expire on March 31, 2019, less than 5 months after the spinoff date.

A summary of the terms of the Rights Agreement follows:

The Rights.  The Rights will initially trade with, and will be inseparable from, the shares of ETRN Common Stock.  New Rights will accompany any new shares of ETRN Common Stock issued after November 23, 2018 until the earlier of the Rights Distribution Date described below and any redemption or expiration of the Rights.

Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 10% (or 15% in the case of a “13G Investor” as defined in the Rights Agreement) or more of the outstanding shares of ETRN Common Stock.  This threshold is 20% for EQT and any permitted transferee of EQT’s retained ETRN stake, consistent with the Shareholder and Registration Rights Agreement between ETRN and EQT, dated as of November 12, 2018.  Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

The date when the Rights become exercisable is referred to herein as the Rights Distribution Date.  Until that date, ETRN Common Stock certificates or, in the case of uncertificated shares, notations in the book-entry account system, will also evidence the Rights, and any transfer of shares of ETRN Common Stock will constitute a transfer of the Rights.  After that date, the Rights will separate from the shares of ETRN Common Stock and be evidenced by book-entry credits or by Rights certificates that ETRN will mail to all eligible holders of ETRN Common Stock.  Any Rights held by an Acquiring Person are null and void and may not be exercised.

Exercise Price.  Each Right will allow its holder to purchase from ETRN one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value

(Preferred Share), for $100 (the Exercise Price), once the Rights become exercisable.  This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of ETRN Common Stock.

Beneficial Ownership.  Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of underlying shares of ETRN Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of shares of ETRN Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of ETRN Common Stock are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.  In addition, shares held by Affiliates and Associates of an Acquiring Person, and Notional Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person (in each case as such capitalized terms are defined in the Rights Agreement).

Consequences of a Person or Group Becoming an Acquiring Person.

•                  Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of ETRN Common Stock with a market value of $200, based on the market price of ETRN Common Stock prior to such acquisition.

•                  Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding shares of ETRN Common Stock, the Board may extinguish the Rights by exchanging one share of ETRN Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

•                  Flip Over.  If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the acquiring corporation with a market value of $200 based on the market price of the acquiring corporation’s stock, prior to such transaction.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•                  will not be redeemable.

•                  will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of ETRN Common Stock, whichever is greater.

•                  will entitle holders upon liquidation either to receive $1.00 per share, or an amount equal to the payment made on one share of ETRN Common Stock, whichever is greater.

•                  will have the same voting power as one share of ETRN Common Stock.

•                  if shares of ETRN Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of ETRN Common Stock.

The value of a one one-hundredth interest in a Preferred Share should approximate the value of one share of ETRN Common Stock.

Expiration.  The Rights will expire on March 31, 2019.

Redemption.  The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted if ETRN effects a stock split or stock dividend of ETRN Common Stock.

Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or other reclassification of the Preferred Shares or ETRN Common Stock.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights.  After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The summary of the Rights Agreement set forth under this Item 1 is qualified in its entirety by reference to the complete terms and conditions of the Rights Agreement, which is filed as Exhibit 4.1 to this Form 8-A, and incorporated herein by reference.  A copy of the Rights Agreement is available free of charge from ETRN upon request.

Item 2.                                                         Exhibits.

Exhibit No.	Description

3.1	Statement with Respect to Shares of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to Equitrans Midstream Corporation’s Form 8-K filed on November 13, 2018).

4.1

Rights Agreement, dated as of November 13, 2018, by and between Equitrans Midstream Corporation and American Stock Transfer & Trust Company, LLC, which includes the form of Statement of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.2 to Equitrans Midstream Corporation’s Form 8-K filed on November 13, 2018).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 13, 2018

EQUITRANS MIDSTREAM CORPORATION

	By:	/s/ Kirk R. Oliver
		Name:	Kirk R. Oliver
		Title:	Senior Vice President and Chief Financial Officer